

November 14, 2012

Via E-mail
Andrew J. Rebholz
Chief Financial Officer
TravelCenters of America LLC
24601 Center Ridge Road, Suite 200
Westlake, OH 44145-5639

> **Re: TravelCenters of America LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **File No. 001-33274**

Dear Mr. Rebholz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 55

Notes to Consolidated Financial Statements, page F-8

Note 1. Basis of Presentation, Business Description and Organization, page F-8

1. Please tell us whether you have concluded that your operations represent a single operating segment or multiple operating segments that have been combined into a single reportable segment and expand your disclosure accordingly. See FASB ASC 280-10-50-21. If you have concluded that your operations represent a single operating segment, explain to us how you have applied the guidance in FASB ASC 280-10-50-1. Alternatively, if you have combined multiple operating segments into a single reportable segment, explain to us how you have applied the aggregation criteria per FASB ASC 280-10-50-11. As part of your response, please tell us about the process through which

your chief operating decision maker reviews information to make decisions about resources to be allocated to your segment and assesses its performance.

Note 19. Commitments and Contingencies, page F-39

Legal Proceedings, page F-41

2. Please refer to your disclosure concerning Riverside County, the California State Water Resources Control Board and Comdata. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. See FASB ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551- 3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Margaret Cohen, Registrant's counsel